Exhibit 23.8

Consent of Independent Auditor

We consent to the incorporation by reference in the registration statement on Form F-3 (File No. 333-190965) of Stratasys Ltd. of our report dated May 6, 2013, with respect to our audit of the consolidated balance sheet of Cooperation Technology Corporation and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, cash flows, and shareholders’ equity for the year then ended, which report appears in the Report of Foreign Private Issuer on Form 6-K of Stratasys Ltd., filed with the Securities and Exchange Commission on September 4, 2013. We also consent to the reference to our firm under the caption “Experts”.

/s/ CohnReznick LLP

Roseland, New Jersey

September 9, 2013